                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2000

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the transition period from _________ to ________

        Commission file number 000-25783

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               SCIENT 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SCIENT CORPORATION
                                  860 Broadway
                               New York, NY 10003

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SCIENT 401(k) PLAN

Date:  June 28, 2001                   By  /s/   Robert M. Howe
                                           -------------------------------------
                                           ROBERT M. HOWE, TRUSTEE



                                  Page 1 of 13
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                               SCIENT 401(k) PLAN
                              Financial Statements
                           December 31, 2000 and 1999





















                                  Page 2 of 13
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SCIENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         PAGE
Independent Accountants' Report ......................................     4

Financial Statements:

Statements of Net Assets Available for Benefits ......................     5
Statements of Changes in Net Assets Available for Benefits ...........     6
Notes to Financial Statements ........................................     7

Supplemental Schedule as of December 31, 2000 ........................    11

Schedule of Assets Held for Investment Purposes





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

                         INDEPENDENT ACCOUNTANTS' REPORT

TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE
SCIENT 401(k) PLAN

We have audited the financial statements of the Scient 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 14, 2001

SCIENT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                      DECEMBER 31,
                                                                  2000            1999
                                                              -----------      -----------
Assets:
      Investments, at fair value                              $12,140,535      $ 4,832,420
      Participant loans                                           217,632          204,462
                                                              -----------      -----------

            Assets held for investment purposes                12,358,167        5,036,882

      Participants' contributions receivable                      194,420          330,425
                                                              -----------      -----------

            Net assets available for benefits                 $12,552,587      $ 5,367,307
                                                              ===========      ===========


See notes to financial statements.

SCIENT 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                            YEARS ENDED
                                                                            DECEMBER 31,
                                                                      2000               1999
                                                                  ------------       ------------
Additions to net assets attributed to:
      Investment income:
           Dividends and interest                                 $  1,027,921       $    182,727
           Net realized and unrealized appreciation
           (depreciation) in fair value of investments              (4,143,548)           648,515
                                                                  ------------       ------------

                                                                    (3,115,627)           831,242

 Contributions:
      Participants'                                                 10,721,803          3,941,667
                                                                  ------------       ------------

  Total additions                                                    7,606,176          4,772,909
                                                                  ------------       ------------

Deductions from net assets attributed to:
      Withdrawals and distributions                                   (410,173)           (27,142)
      Administrative fees                                              (10,723)                --
                                                                  ------------       ------------

  Total deductions                                                    (420,896)           (27,142)
                                                                  ------------       ------------

      Net increase in net assets                                     7,185,280          4,745,767

Net assets available for benefits:
      Beginning of year                                              5,367,307            621,540
                                                                  ------------       ------------

      End of year                                                 $ 12,552,587       $  5,367,307
                                                                  ============       ============


See notes to financial statements.

SCIENT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the Scient 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in January 1998 by Scient Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Putnam Fiduciary Trust Company (Putnam) to act as the custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting.

INVESTMENTS - Investments of the Plan are held by Putnam and invested based solely upon instructions received from participants. Participants may elect to allocate their investments among nine mutual funds, a collective trust fund or Scient Common Stock.

The Plan's investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES - The Plan has adopted a prototype plan, which has received an opinion letter from the Internal Revenue Service dated April 16, 1997. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

RECLASSIFICATIONS - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of eleven investment funds, each with different investment goals and levels of risk. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by Putnam. Putnam is also the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute a percentage up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

VESTING - Participants are immediately vested in their contributions and any related earnings.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and Plan earnings or losses.

PAYMENT OF BENEFITS - Upon termination, the participant or beneficiary may receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, or equal installments that will not extend past a participant's, or a participant and designated beneficiary's, life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2000 carry interest rates which range from 9.25% to 10.50%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                      2000             1999
                                                   -----------      ----------
        The George Putnam Fund of Boston           $   192,737      $   18,821
        The Putnam Fund for Growth and Income          810,302         258,252
        Putnam Investors Fund                        1,450,681         673,948
        Putnam Vista Fund                            1,656,728         785,209
        Putnam Voyager Fund                          1,584,227         311,130
        Putnam OTC and Emerging Growth Fund          1,316,637         498,351
        S&P 500 Fund                                 2,883,913       1,463,118
        Putnam International Growth Fund             1,124,930         278,861
        Putnam Money Market Fund                       684,171         318,619
        Putnam US Government Income Trust              293,053         166,491
        Scient Common Stock                            143,156          59,620
        Participant loans                              217,632         204,462
                                                   -----------      ----------

               Assets held for investment
                  purposes                         $12,358,167      $5,036,882
                                                   ===========      ==========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                      2000            1999
                                  -----------       --------
        Common stock              ($1,128,864)      $  8,709
        Mutual funds               (3,014,684        639,806
                                  -----------       --------

                                  ($4,143,548)      $648,515
                                  ===========       ========

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:

        Date     Number of shares    Fair value            Cost
        ----     ----------------    ----------            ----
        2000          44,048          $143,156          $1,263,311
        1999             690            59,620              50,911

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

As of June 14, 2001, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by 1% and 27%, respectively, from their December 31, 2000 levels. As a consequence, the Plan's assets may have significantly decreased in value.

                              SUPPLEMENTAL SCHEDULE

SCIENT                                                          EIN: 94-3288107
401(k) PLAN                                                     PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

--------------------------------------------------------------------------  -----------------
                                             DESCRIPTION OF INVESTMENT
                                                     INCLUDING
      IDENTITY OF ISSUE, BORROWER,        MATURITY DATE, RATE OF INTEREST,         CURRENT
         LESSOR OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE          VALUE
---------------------------------------- ---------------------------------  -----------------
* The George Putnam Fund of Boston       Mutual Fund                             $   192,737
* The Putnam Fund for Growth and Income  Mutual Fund                                 810,302
* Putnam Investors Fund                  Mutual Fund                               1,450,681
* Putnam Vista Fund                      Mutual Fund                               1,656,728
* Putnam Voyager Fund                    Mutual Fund                               1,584,227
* Putnam OTC and Emerging Growth Fund    Mutual Fund                               1,316,637
* S&P 500 Fund                           Collective Trust Fund                     2,883,913
* Putnam International Growth Fund       Mutual Fund                               1,124,930
* Putnam Money Market Fund               Mutual Fund                                 684,171
* Putnam US Government Income Trust      Mutual Fund                                 293,053
* Scient Common Stock                    Common Stock                                143,156
* Participant loans                      Interest rates ranging from                 217,632
                                         9.25%-10.50%
                                                                                 -----------
                                                                     Total       $12,358,167
                                                                                 ===========



  * Party-in-interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-61320) of Scient Corporation of our report dated June 14, 2001, relating to the financial statements and schedule of the Scient 401(k) Plan included in this Annual Report on Form 11-K.


By  /s/  Mohler, Nixon & Williams
   --------------------------------
        MOHLER, NIXON & WILLIAMS
        Accountancy Corporation

Campbell, California
June 28, 2001




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